Exhibit 99.1

Ritchie Bros. Appoints Beverley Briscoe Chair of the Board

VANCOUVER, June 30, 2014 /CNW/ - Ritchie Bros. Auctioneers (NYSE & TSX: RBA) is pleased to announce that its Board of Directors has appointed Beverley Briscoe as Chair of the Board, with immediate effect. Ms. Briscoe succeeds Robert Murdoch, who announced his intention to step down from the board by the end of 2014, due to reaching the mandatory age limit.  Mr. Murdoch will continue as a director on the board for the remainder of 2014.

Beverley Briscoe has been a director of Ritchie Bros. for over 10 years and, since September 2013, has held the role of Deputy Chair. Ms. Briscoe has extensive industry experience in the transportation and industrial equipment sectors.  From 1997 - 2004 she owned a transportation services company and prior to that was Vice President of Wajax Industries, CFO of the Rivtow Group of Companies and CFO of a number of operating divisions of the Jim Pattison Group. Ms. Briscoe has a Bachelor of Commerce degree from the University of British Columbia, is a Fellow of the Institute of Chartered Accountants and is a Fellow of the Institute of Corporate Directors. Ms. Briscoe is also a director on the board of Goldcorp Inc., where she chairs the Audit committee and is a member of the Environmental Health and Safety Committee.  She is the past Chair of the Industry Training Authority for BC and the past Chair of the BC Forest Safety Council.

About Ritchie Bros. Auctioneers:
Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOne secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

Image with caption: "Ritchie Bros. appoints Beverley Briscoe Chair of the Board (CNW Group/Ritchie Bros. Auctioneers)". Image available at: http://photos.newswire.ca/images/download/20140630_C9281_PHOTO_EN_41809.jpg

%CIK: 0001046102

For further information:

Investor Relations inquiries:

Jamie Kokoska, Investor Relations Manager
Ritchie Bros. Auctioneers
Phone: 1.778.331.5219
Email: jkokoska@rbauction.com

Media inquiries:

Kim Schulz, Manager, Corporate Communications and Events
Ritchie Bros. Auctioneers
Phone: 1.778.331.5442
Email: CorpComm@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 22:24e 30-JUN-14